

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 18, 2010

Mr. Xinyu Peng
China Recycling Energy Corporation
Suite 909, Tower B, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re: China Recycling Energy Corporation**
> **Item 4.01 Form 8-K**
> **Filed August 18, 2009**
> **File No. 0-12536**

Dear Mr. Xinyu Peng:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                    Sincerely,

                                    William H. Thompson
                                    Accounting Branch Chief

cc: Thomas Wardell, Esq.
         McKenna Long & Aldridge LLP